Filed by: Civitas Resources, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Civitas Resources, Inc.
Commission File No.: 001-35371
On November 13, 2025, Civitas Resources, Inc. distributed to its employees the following communication regarding its pending merger with SM Energy Company.
Frequently Asked Questions
for Civitas Employees Relating to
the Civitas and SM Energy Transaction
November 13, 2025
The information provided below is general in nature and does not attempt to cover all aspects of employment and benefit matters related to the transaction.
These FAQs do not create a binding agreement with employees. The terms and conditions of the merger agreement and all applicable compensation or benefit plan documents, agreements, policies, and programs will control, subject to applicable law.
GENERAL INFORMATION
1.What was announced? What is the expected timeline?
•Civitas Resources, Inc. (“Civitas”) has entered into a merger agreement to combine with SM Energy Company (“SM Energy”), a publicly traded oil and gas company, in an all-stock merger transaction (the “Transaction”). The Transaction is expected to close in the first quarter of 2026, subject to receipt of all required approvals and satisfaction or waiver of other closing conditions.
2.Does the Transaction constitute a “change in control” for Civitas equity awards?
•Yes, the Transaction will constitute a “change in control” for purposes of all Civitas equity incentive plans and equity awards.
3.Will my role and/or responsibilities be changing?
•Until the Transaction closes, it is business as usual at Civitas. We will continue to operate as an independent business, including maintaining accountability to meet our 2025 operational and financial goals.
•During this pre-closing time (unless and until notified otherwise), Civitas employees will continue to perform their duties under the direction of their current manager. Day-to-day responsibilities, reporting lines and workflows will continue as usual, guided by existing leadership and practices.

•In the coming weeks and months, we will work closely with SM Energy to plan how to best bring our organizations together post-closing, thoughtfully combining our resources, optimizing our collective strengths and building the best path forward as one company. Additional updates regarding integration-related decisions will be provided throughout the process.
4.What will the staffing process look like for a post-closing position with SM Energy?
•The combined company will be comprised of talent from both Civitas and SM Energy post-closing. SM Energy has made it clear that they see value in all areas of our organization and share our belief in taking care of and supporting employees.
•In the coming weeks and months, we will work together closely with SM Energy to plan how to best bring our individual organizations together post-closing, thoughtfully combining our strengths and building the best path forward as one team.
•We will continue to be open and transparent and share additional updates as applicable throughout this process.
5.Is there going to be a dividend paid by Civitas in December?
•Yes, our regular quarterly dividend was declared by our Board and the information regarding it is included in our November 6, 2025 earnings release.
6.If my counterparts from SM Energy reach out to me to discuss the Transaction, what should I do?
•It is important that both companies continue to operate independently until the Transaction closes, and you should continue to treat SM Energy as you did prior to the announcement. Do not reach out to your SM Energy counterparts or share information that you wouldn’t have before the Transaction was announced unless specifically requested to do so by a member of the legal team or integration planning team. Do not coordinate any business or operational activities with SM Energy. If an SM Energy counterpart does reach out to you, you should direct them to the SM Energy integration planning team.
COMPENSATION AND BENEFITS
7.Are there any immediate changes to my compensation or benefits as a result of the signing of the merger agreement?
•No. Right now, it’s business as usual and there are currently no changes to employee benefits or compensation as a result of the pending Transaction.
8.Is SM Energy willing to commit to maintaining current salary / wages and annual bonuses?
•Yes. For a period of 12 months following the closing of the Transaction, Civitas employees who continue to work for the combined company post-closing will be provided with an annualized base salary / hourly wage rate and a target STIP bonus opportunity that are each no less favorable than what is provided to such employee prior to closing.

9.Is SM Energy willing to provide equity incentive awards?
•Yes. For a period of 12 months following the closing of the Transaction, Civitas employees who continue to work for the combined company post-closing will be provided with target equity incentive awards that are no less favorable than those provided to similarly situated employees of SM Energy.
10.How will Civitas’s 2025 STIP bonuses be treated in the Transaction? When will they be paid?
•We currently expect that the Transaction will close in the first quarter of 2026. If the 2025 STIP bonus has not yet been paid in the ordinary course prior to the closing, it will be paid out post-closing based on actual performance. In all events, 2025 STIP payments will be made no later than March 15, 2026.
11.How will the combination impact my employee benefits, such as healthcare and retirement plans?
•Benefits decisions will be made and communicated later by the combined company. The combined company will review the benefits offered by SM Energy and Civitas and determine what is best for the combined company.
•In any case, during the 12-month period following the closing of the Transaction, for Civitas employees who continue to work for the combined company post-closing, if your benefits are changed from what is in place prior to closing, the benefits will be no less favorable than those offered to similarly situated SM Energy employees prior to closing.
12.Will I receive credit for health care costs that have counted toward Civitas’s health coverage deductibles and co-payment limits for the plan year in which the Transaction occurs?
•Yes, we generally expect that you will receive credit for co-payments and deductibles.
13.Will SM Energy recognize my years of service at Civitas under the combined company’s benefit plans?
•Yes, your Civitas service will generally count toward your service with the combined company.
14.How will Civitas’s 401(k) plan (the “Civitas 401(k) Plan”) be treated in connection with the Transaction?
•For the time being, the Civitas 401(k) Plan will continue to operate as is. If that changes, additional information will be provided to you.
15.What will happen to merit raises that we typically do in the first quarter of the new year? If those happen before close, will the severance be based on that?
•We are currently planning on processing merit raises prior to closing (i.e. Q1-26).
•Yes, assuming merit raises are processed prior to closing, severance will be based on that.

16.What will happen to my accrued but unused PTO at the time of the closing of the Transaction? Will the Transaction affect Civitas’s planned PTO buyback at the end of 2025?
•You will not lose your accrued, but unused PTO. In connection with the closing of the Transaction, your accrued, but unused, PTO will either be paid out by Civitas or will rollover to SM Energy.
•Civitas’s PTO buyback is still planned to occur at the end of 2025.
SEVERANCE
17.Will I be eligible for severance benefits if my employment is terminated in connection with the Transaction?
•Yes. You will be eligible for severance benefits if within the 12-month period following the closing of the Transaction, your employment is terminated without “cause” or you resign for “good reason” (i.e., your base salary is reduced by 10% or more, or your primary work location changes by more than 50 miles).
18.What are the severance benefits?
•Severance benefits consist of:
oa lump sum severance payment consisting of:
12 months of base salary or base wages; plus
A pro-rated target bonus for the year of your separation; plus an amount to cover the anticipated cost of the employer-portion of 12 months of COBRA continuation premiums for health coverage; plus
oAny earned but unpaid bonus for the prior year, payable at the same time annual bonuses are payable to similarly situated employees; plus
oFull accelerated vesting of your RSU awards, with dividend equivalent rights being paid out.
19.Do I have to sign anything to receive severance benefits?
•Yes. You will need to timely execute (and not revoke) a customary release of claims.
20.If I am offered continued employment in a position that I do not want to accept, may I resign and still receive severance benefits?
•If you do not accept the new position, you will generally only be eligible to receive severance benefits if the work location for the new position is more than 50 miles from your current work location.
EQUITY AND EQUITY AWARDS
21.If I own shares of Civitas common stock, how will they be treated in the Transaction?
•Once the Transaction closes, your shares of Civitas common stock will convert into shares of SM Energy common stock based on an exchange ratio of 1.45 SM Energy shares to 1 Civitas share. This means that for each Civitas share you hold, you will be entitled to receive 1.45 SM Energy shares, with a cash payment made in lieu of any fractional shares.
•For example, if you own 100 shares of Civitas common stock, upon the closing of the Transaction you will receive 145 shares of SM Energy common stock.
22.If I hold RSUs, how will they be treated in the Transaction?
•At closing of the Transaction, each outstanding Civitas Restricted Stock Unit (RSU) award will be converted into an equivalent SM Energy RSU award based on the exchange ratio of 1.45.
•For example, if you hold 100 Civitas RSU awards, upon the closing of the Transaction you will receive 145 SM Energy RSU awards.
Your converted SM Energy RSU award will have the same terms and conditions as your Civitas RSU award, except that the accelerated “change in control” vesting provisions will extend for the duration of the award, meaning if you are subsequently terminated without “cause” or if you terminate your employment for “good reason”, then your converted RSUs will fully vest.
Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address events or developments that SM Energy and Civitas expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the transactions contemplated by the Agreement and Plan of Merger, dated November 2, 2025 (the “Merger Agreement”), among SM Energy, Civitas and Cars Merger Sub, Inc. (the “Transaction”), pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of SM Energy or Civitas may not approve the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of SM Energy’s common stock or Civitas’ common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of SM Energy and Civitas to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond SM Energy’s or Civitas’ control, including those detailed in SM Energy’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at sm-energy.com/investors and on the SEC’s website at http://www.sec.gov, and those detailed in Civitas’ annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Civitas’ website at ir.civitasresources.com/investor-relations and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that SM Energy and Civitas believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by SM Energy and Civitas in light of their perceptions of current conditions, expected future developments, and other factors that SM Energy and Civitas believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this communication speak as of the date of this communication.
No Offer or Solicitation
This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.
Additional Information and Where to Find It
In connection with the proposed transaction, SM Energy intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of SM Energy and Civitas and a prospectus of SM Energy (the “Joint Proxy Statement/Prospectus”). Each of SM Energy and Civitas may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that SM Energy or Civitas, as applicable, may file with the SEC in connection with the proposed transaction. After the Registration Statement has been declared effective by the SEC, a definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of each of SM Energy and Civitas. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SM ENERGY AND CIVITAS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS

WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SM ENERGY, CIVITAS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing important information about SM Energy, Civitas and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by SM Energy will be available free of charge on SM Energy's website at www.sm-energy.com/investors. Copies of the documents filed with the SEC by Civitas will be available free of charge on Civitas’ website at ir.civitasresources.com/investor-relations. The information included on, or accessible through, SM Energy's or Civitas’ website is not incorporated by reference into this communication.
Participants in the Solicitation
SM Energy, Civitas and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Transaction. Information about the directors and executive officers of SM Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SM Energy’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (and which is available at www.sec.gov/Archives/edgar/data/893538/000089353825000032/sm-20250404.htm) and a Form 8-K filed by SM Energy on September 8, 2025 (and which is available at www.sec.gov/Archives/edgar/data/893538/000089353825000116/sm-20250904.htm). Information about the directors and executive officers of Civitas, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in a Form 8-K filed by Civitas on August 6, 2025 (and which is available at www.sec.gov/Archives/edgar/data/1509589/000110465925074774/tm2522747d1_8k.htm), a Form 8-K filed by Civitas on May 7, 2025 (and which is available at www.sec.gov/Archives/edgar/data/1509589/000110465925045550/tm2514090d1_8k.htm), and Civitas’ proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2025 (and which is available at www.sec.gov/Archives/edgar/data/1509589/000155837025005077/civi-20241231xdef14a.htm). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed Transaction when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from SM Energy and Civitas using the sources indicated above.